CONSENT OF ALS LABORATORY GROUP

The undersigned consents to the inclusion in this annual report on Form 40-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission, of references to our name and to the use of the technical information attributed to us in connection with drilling activities and related sampling and analysis at the Company’s Nechalacho project, included in the Annual Information Form of the Company dated as of November 28, 2012 (the “AIF”).

We also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-173669), as amended, of the references to our name and to the use of the technical information attributed to us in connection with drilling activities and related sampling and analysis at the Company’s Nechalacho property in the AIF, which are included in the annual report on Form 40-F.

Dated:  November 29, 2012

ALS Laboratory Group

/s/ Stuart McLeod

By: Stuart McLeod
Title: Manager of Client Services – North America